SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2006
Bayer Aktiengesellschaft
Bayer Corporation*
(Translation of registrant’s name into English)
Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): N/A
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): N/A
     Indicate by check mark whether, by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
* Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

Announcement by
Bayer Aktiengesellschaft, 51368 Leverkusen, Germany
Pursuant to Article 25, Paragraph 1 of the
German Securities Trading Act (WpHG)
The Capital Group Companies, Inc., 333 South Hope Street, Los Angeles, CA 90071, U.S.A., has notified us pursuant to Article 21, Paragraph 1 of the German Securities Trading Act (WpHG) that the proportion of voting rights it holds in our company exceeded the 5% threshold on April 12, 2006, that since that date it has held 5.0364% of the voting rights, and that all of these voting rights are attributable to it pursuant to Article 22, Paragraph 1, Sentence 1, No. 6 in conjunction with Article 22, Paragraph 1, Sentence 2 and Sentence 3 of the German Securities Trading Act.
Leverkusen, April 19, 2006
The Board of Management of Bayer Aktiengesellschaft

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bayer Aktiengesellschaft (Registrant)
By:	/s/ Dr. Roland Hartwig
	Name:	Dr. Roland Hartwig
	Title:	General Counsel

By:	/s/ Dr. Alexander Rosar
	Name:	Dr. Alexander Rosar
	Title:	Head of Investor Relations

Date: April 26, 2006